

Mail Stop 3720

June 16, 2008

Via U.S. Mail and Fax
Mr. Timothy T. Yates
Executive Vice President and
Chief Financial Officer
Monster Worldwide, Inc.
622 Third Avenue
New York, NY 10017

> **RE:** **Monster Worldwide, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 21, 2008; and**
> **Form 10-Q for the period ended March 31, 2008**
> **Filed May 8, 2008**
> **File No. 0-21571**

Dear Mr. Yates:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

> Sincerely,
>
>
> Larry Spirgel
> Assistant Director